ISSUER FREE WRITING PROSPECTUS
Dated March 16, 2012
Filed Pursuant to Rule 433(e)
Registration No. 333-179533

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on February 15, 2012. The registration statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the registration statement becoming effective and the filing of the final prospectus with the SEC. You should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated February 15, 2012, is available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1410997/000114420412009282/v302712_s11.htm

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (215) 887-2189.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

On March 14, 2012, Nicholas S. Schorsch, the Company’s chairman of the board, and William M. Kahane, the Company’s President, Chief Executive Officer and a director, rang the closing bell at NASDAQ. The ceremonial ringing of the bell commemorates the listing of the Company’s shares on The Nasdaq Global Select Market, which began trading under the symbol “ARCT” at 9:30 A.M. on March 1, 2012. The video of the event was posted on the Company’s website on March 16, 2012 and can be viewed at http://www.arctreit.com/video-3.html. A screen shot of the video on the Company’s website is attached as Appendix A. On March 16, 2012, the Company also included a link on its website to coverage on the NASDAQ website. A screen shot of the video as it appears on the NASDAQ website is attached as Appendix B. A transcript of the video is attached as Appendix C.

On March 16, 2012, Mr. Kahane appeared in a video segment for the NASDAQ CEO Signature Series, broadcasted from the NASDAQ MarketSite. The video of the segment was posted on the Company’s website on March 16, 2012 and can be viewed at http://www.arctreit.com/video-4.html. A screen shot of the video on the Company’s website is attached as Appendix D. On March 16, 2012, the Company also included a link on its website to coverage on the NASDAQ website. A screen shot of the video as it appears on NASDAQ’s website is attached as Appendix E. A transcript of the video is attached as Appendix F.

Appendix A

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on February 15, 2012. The registration statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the registration statement becoming effective and the filing of the final prospectus with the SEC. You should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated February 15, 2012, is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1410997/000114420412009282/v302712_s11.htm                Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (215) 887-2189.The Company does not believe that the communication in the above video presents an offer as defined in the Securities Act of 1933, as amended.

Appendix B

About this Marketsite Event:American Realty Capital Trust [ARCT] will visit the NASDAQ MarketSite in Times Square in celebration of its listing on The NASDAQ Global Select Market, which took place on Thursday, March 1, 2012.
In honor of the occasion, Nicholas S. Schorsch, Chairman and William M. Kahane, CEO and President will ring the Closing Bell.
ARCT is a leading self-administered real estate company that owns and acquires single tenant free standing commercial real estate properties that are primarily net leased on a long-term basis to investment grade credit rated and other creditworthy tenants. ARCT's primary business objectives are to generate dependable monthly cash distributions from a consistent and predictable level of funds from operations per share and to grow cash available for distributions through accretive acquisitions and have embedded rental rate growth leases that provide for increasing cash rents over time. Today, ARCT's $2.7 billion portfolio (based on established enterprise value) consists of 485 properties aggregating almost 16 million square feet with broad diversification across industry, geography and tenancy. ARCT's portfolio is 100% occupied with a weighted average remaining lease duration of over 13 years.About NASDAQ OMX:The NASDAQ OMX Group, Inc. is the world's largest exchange company. It delivers trading, exchange technology and public company services across six continents, with more than 3,600 listed companies. NASDAQ OMX offers multiple capital raising solutions to companies around the globe, including its U.S. listings market, NASDAQ OMX Nordic, NASDAQ OMX Baltic, NASDAQ OMX First North, and the U.S. 144A sector. The company offers trading across multiple asset classes including equities, derivatives, debt, commodities, structured products and exchange-traded funds. NASDAQ OMX technology supports the operations of over 70 exchanges, clearing organizations and central securities depositories in more than 50 countries. NASDAQ OMX Nordic and NASDAQ OMX Baltic are not legal entities but describe the common offering from NASDAQ OMX exchanges in Helsinki, Copenhagen, Stockholm, Iceland, Tallinn, Riga, and Vilnius. For more information about NASDAQ OMX, visit http://www.nasdaqomx.com. Facebook and Twitter:For multimedia features such as exclusive content, photo postings, status updates and video of bell ceremonies please visit our Facebook page at: http://www.facebook.com/pages/NASDAQ-OMX/108167527653 For news tweets, please visit our Twitter page at: http://twitter.com/nasdaqomxOther Photography Inquiries:For all other photography inquiries, please contact NASDAQ’s photographer, Zef Nikolla at zef.nikolla@nasdaqomx.com.© 2010, The NASDAQ OMX Group, Inc. Reprinted with permission.

Appendix C

2012 NASDAQ Closing Bell Ceremony

American Realty Capital Trust

Bryan Sullivan, David Wicks, Nicholas S. Schorsch, William Kahane

March 14, 2012

Bryan Sullivan: Good afternoon everyone. I’m Bryan Sullivan, Managing Director at NASDAQ OMX. It’s my pleasure to welcome American Realty Capital Trust to the market site today. At this point in time I’d like to introduce your executive host for today’s events, David Wicks.

David Wicks: Thank you everyone, and good afternoon. It is truly my great pleasure to welcome American Realty Capital Trust and Chairman Nick Schorsch and President and CEO Bill Kahane. I’d also like to send a warm welcome to members of the management team- I know we have Board members here- and all our distinguished guests to NASDAQ. We are truly excited that you could all join us right here in front of the crossroads of the world in Times Square, New York, as we get set to ring today’s closing bell. Now, I hope everyone will agree there’s a lot to celebrate, and let me congratulate Nick and Bill and the entire American Realty Capital Trust team on your successful NASDAQ listing. Congratulations (applause). Now, on March 1st, American Realty Capital Trust listed with a market capitalization of about two billion dollars. And what’s significant about this is it makes American Realty Capital Trust the largest retail REIT listed on NASDAQ. And I’m gonna ask for another round of applause. But I also want to remind you all: the louder you clap, the more the stock will go up (laughter and applause). Nick, I’ve never seen you clap so loud (laughter). Alright, who didn’t clap out there? But anyway, usually, around this time of the speech, I talk a little bit about the company and I tell everyone how wonderful you all are. But I think you all know that- you are wonderful. So instead, what I want to do is I want to thank Nick and Bill and I want to thank everyone here for the opportunity for American Realty Capital and NASDAQ to really be true business partners. And in the truest sense of the words, we truly are working together, we are driving new ideas, we are driving new business opportunities, and we are so proud to have American Realty Capital part of our family. And now, I hope you will all please join me in welcoming- and remember what I said about clapping- Chairman Nick Schorsch and President and CEO Bill Kahane. Bill, Nick- (applause)

Nicholas S. Schorsch: Thank you all. It’s a great day for us. This is the second time in the last seven months that we’ve been here with NASDAQ, and it really does take a village. When you look at how we build these companies, and over the last four years- actually four years and a day it took to build American Realty Capital Trust- out of our pool of different investment vehicles this has been a great transition for us. And to bring liquidity to our investors in this period of time has really been an achievement that we are proud of. And I think all of our team and all of our investors share that same sense of pride in what we’ve built and joining in NASDAQ. It’s also being the largest retail REIT or equity REIT on the NASDAQ was quite a shock to us because we just did our job every day, put the portfolio together, and out came a terrific transaction, well executed, and the support of the market has been incredible with the institutional investors and the retail investors. So, we also feel that our team has been the key to what we do every day. It’s been the building of a team, and I’d like to introduce Bill Kahane, our CEO, and he’ll talk to you a little bit about how we built what we built (applause).

William Kahane: I wish to join Nick in thanking NASDAQ, my partners, all of my colleagues, our lawyers and bankers, and especially our 40,000 shareholders and 10,000 advisors who have contributed to the success of our listing.

We have always chosen the path of putting the shareholder first. When we internalized our management team on the day of our listing, we did so at absolutely no cost to our shareholders. Management’s compensation has always been closely tied to the Company’s performance, and will continue to be so.

American Realty Capital Trust’s real estate portfolio was constructed during both a challenging and opportune time over the last 4-plus years. It has been built to deliver durable, sustainable dividends (currently more than twice the RMZ average) from rents paid by corporate tenants, the majority of whom carry investment grade credit ratings (currently 71% investment grade rated and 92% rated). It has been built for dividend growth, as our rents grow. (We have grown our dividend by 8% since going effective in 2008). It has been built for tax efficiency. In the prior 4 years our dividends have been 100% tax deferred. It has been built for total return. At today’s closing price, an investor who bought ARCT between 2008 and 2011 earned $1.12 and $1.31 for every $1 invested.

Our company, public but non-traded during its construction phase, was built away from the frequent noise and volatility of the public traded markets, properly diversified by geography, industry and tenancy, and thoroughly seasoned prior to listing. Its recent share volumes and trading range are testimony to the desirability of such a model.

We are now squarely seated in the traded markets, the largest equity REIT on NASDAQ. This new position affords us the opportunity to more effectively manage and drive down our cost of capital, thus allowing us to improve our earnings outcome.

Today our focus is on unlocking for our ARCT shareholders the value which we have collectively created in ARCT.

As Thomas Edison instructed, “There is a better way, find it.” We think we have.

Thank you.

Appendix D

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on February 15, 2012. The registration statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the registration statement becoming effective and the filing of the final prospectus with the SEC. You should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated February 15, 2012, is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1410997/000114420412009282/v302712_s11.htm                Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (215) 887-2189.The Company does not believe that the communication in the above video presents an offer as defined in the Securities Act of 1933, as amended.

Appendix E

William M. Kahane, Chief Executive Officer and President Mr. Kahane currently serves as the Company’s Chief Executive Officer and President. Beginning with its formation in August 2007, Bill was the President and Chief Operating Officer of the Company, focusing on the construction, capitalization and management of the Company's real estate portfolio. Mr. Kahane also recently served as the President, COO and a Director of American Realty Capital Properties (ticker: ARCP), a NASDAQ publicly traded REIT. He has held COO and Board positions for a number of the publicly registered, non-traded investments currently sponsored by American Realty Capital, where Mr. Kahane is currently a principal. Mr. Kahane has been active in the structuring and financial management of commercial real estate investments for over 35 years. He began his career in 1974 as a real estate lawyer, practicing in both the public and private sectors. From 1981 to 1992, Mr. Kahane was in the investment banking department of Morgan Stanley, specializing in real estate; he became a managing director in 1989. From 1997 until 2005, Mr. Kahane was on the Board of Directors of Catellus Development Corp (NYSE ticker: CDX), serving as non-executive chairman from 1999 to 2001. From 2003 to 2006, Mr. Kahane was a trustee at American Financial Realty Trust (AFRT), during which time Bill served as Chairman of the Finance Committee of AFRT’s Board of Trustees. AFRT was a publicly traded REIT that grew to an enterprise value of $5.5 billion, focused exclusively on offices, operation centers, bank branches, and other operating real estate assets that were net leased to tenants in the financial services industry. Mr. Kahane also serves as a member of the investment committee at Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds targeting assets primarily in Japan and China; he has done so since 2008. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California Los Angeles Law School, and an MBA from Stanford University’s Graduate School of Business, where he was a Mason Smith Fellow and received a Japan Foundation Grant. Mr. Kahane serves as a trustee of Occidental College and is a member of the Board of Trustees of Temple Emanu-El in New York City.

Appendix F

NASDAQ CEO Signature Series

American Realty Capital Trust

William Kahane and Carmen Roberts

March 14, 2012

Carmen Roberts: A recent survey shows investors in commercial real estate are more optimistic, expecting returns as high as 9% in 2012, so it is certainly good timing for our next guest’s company to go public with its REITs. I’m Carmen Roberts. Joining us today on the NASDAQ CEO Signature Series is Chief Executive of the American Realty Capital Trust, William Kahane. Hello Bill, welcome. Thank you for joining us.

William Kahane: Hello Carmen, thank you for having me.

Carmen Roberts: Well, now, it’s almost four years ago to the day that you actually set up the company. Now you’re going public. What kind of reaction are you getting?

William Kahane: Well, the reaction on the part of our stakeholders and the institutional buyers has been just short of marvelous, as far as we’re concerned. We’ve been trading between two and a half and three million shares a day, the difference between the bid ask is less than a penny, typically, we’re very, very pleased with the way the stock is currently performing.

Carmen Roberts: Now, this is… your IPO is going to allow you to grow your business, and I would think that it might be advantageous to be the largest equity REIT on the NASDAQ. It’s a bit of a caché there for you. So what do you plan to do now with this IPO? How’s it going to allow you to grow?

William Kahane: Well, size clearly matters in our business. You can see that from the performance of our peer group. But more importantly than size, performance matters as well. And we reasonably expect, now that we have a new tool kit, to drive down our overall cost of capital. We’ll be able to build that into better performance in terms of earnings, and growth.

Carmen Roberts: So is it anything in particular that you want to target or work on now that you have this new toolkit?

William Kahane: The same fundamentals. Driving down our cost of capital by improving our balance sheet, being able to borrow in the public markets at lower costs, raising equity more fluidly than in the past and in larger size on a go-forward basis, but sticking to our fundamentals. Our program, our plan, our strategy has worked extremely well over these last four years, which have been challenging, but largely opportunistic for our strategy. And in assembling a portfolio of 485 properties anchored by strong corporate credit we’ve built a durable dividend for our stakeholders, when income is scarce and strong income is scarcer still.

Carmen Roberts: Well, “challenging,” I think, is a big understatement in these past few years, as far as real estate is concerned, you know. And for real estate it really is all about low prices for the investor. And this REIT that you have is 100% occupied, and it’s… you’ve done very well building this portfolio, so what- that’s kind of a rare condition, to be 100% occupied- and how is this portfolio different and what’s it going to enable you to do as versus others.

William Kahane: Well, it’s different from several standpoints. First: On the Listing, we became overnight the largest equity REIT on NASDAQ. So we have accumulated, carefully and deliberately and systematically, this portfolio that was designed on the back of strong corporate credit, long duration leases, and net leases. What that essentially means is that we’ve removed, to the extent reasonably possible, a lot of the traditional real estate risk attendant to owning bricks and mortar. What we did was, on the back of strong corporate credit, we designed a program such that rents will be met and paid on a current basis. Long duration assures us that those rents will be paid over time. A net lease structure puts the obligations of expenses, both operating and capital, as well as tax hikes, and income growth, excuse me, tax hikes and real estate tax growth on the back of the corporate tenant. Therefore, by baking in rent growth over time, we can predict with a great level of certainty our earnings pattern and insulate our shareholders from negative surprises. We’ve really managed this portfolio in such a way that the risk becomes credit risk, much like owning a bond backed by an asset with stronger yields.

Carmen Roberts: Ok, so, exactly, you’re giving the investor a lot of security by offsetting the expenses to the actual people who are in the properties themselves.

William Kahane: Security, durable dividends, predictability.

Carmen Roberts: So, but you’ve also, you know, built a diverse portfolio when it comes to geography. Why was that important?

William Kahane: Well, diversity mitigates risk. The whole idea here was to create a portfolio of many small properties, rather than taking few large properties. By doing that, we were able to design a portfolio that was diverse geographically, by tenant, and by industry: No big bets. And as a result, you’ll find us in 45 states, plus Puerto Rico, you’ll find 61 underlying tenants in 20 industries. Again, mitigating risk of any short fall or surprise in a particular industry or credit.

Carmen Roberts: Now, real estate, there are certain pockets of real estate, geographically, that are really underperforming. And there are also certain classes of real estate that maybe you should avoid, so what are you looking at particularly, whenever you’re buying properties for this REIT, or investing in properties?

William Kahane: We’re looking for properties that are well located on Main and Main, in secondary and tertiary markets around the country, properties, assets that you can buy at or below replacement cost, at or below today’s market rent, with strong credit. Therefore, if at the end of the day, no matter how diverse we’ve made the portfolio, no matter how strong the credit is, we make a bad call- and in 60 tenants there will be, on occasion, over the next decade a bad call- we still have an asset. Unlike a bondholder, who has a piece of paper and a claim on the company, if one of our tenants fails to pay rent and goes into 11-reorganization or Chapter 7, we still have an asset with multiple other uses that we can put to work and generate income. That’s our insurance policy.

Carmen Roberts: Insurance policy, exactly. Now, on a personal note, you have a background in real estate law and you also worked in Investment Banking at Morgan Stanley.

William Kahane: (Nodding) I did. I did.

Carmen Roberts: How do those two- I mean they must be perfect for…

William Kahane: How do they coalesce? I think they bring me to a problem with a multidimensional approach. But I don’t want to overemphasize the academic end of that, because I learned a lot parking cars and washing dishes, and I bring all of the skill set to bear in solving problems, managing risk, and dealing with the challenges of our business.

Carmen Roberts: Ok, what to do you think the greatest challenge is, right now in the real estate business?

William Kahane: The greatest challenge in my business is making certain we stay true to our fundamental principles. We don’t style drift, we don’t pretend to be someone we’re not, we stick to it, we grow it, we manage our costs, and eventually improve the underlying portfolio that generates the rents, to grow the rents, to pay our investors, on a predictable basis, the durable dividends they’ve invested to receive.

Carmen Roberts: Ok, so, if you could sum it all up and give us your vision now. You have this new, publically traded company, a REIT you have on the NASDAQ, what’s your vision? Where are you going with American Realty Capital Trust?

William Kahane: Well, it’s rather mundane. The fact of the matter is we have been working very hard over the past four and a half years with a vision that basically said we will buy single tenant, long duration, credit backed leases, we will buy the asset out of a low replacement cost, and at or below today’s market rent. We will look for long duration. So, in the portfolio, the average duration of our lease term is thirteen and a half years. We will create a net lease structure, so we will put the risk of expense growth, which we all anticipate, over on the tenant. We will bake in contractual rent increases, so over time we can predict- as long as the tenant stays in place and continues to pay rent- that rent will grow over time. We can provide a certain inflation hedge, if you will, because we know that inflation will kick back in eventually, and on top of that, the beauty of real estate, under this presidency or any other, is it allows us to take a certain amount of depreciation, which creates deferral of tax. And as a result, in 2008, 9, 10, and 11, in our program, 100% of our dividends were tax deferred.

Carmen Roberts: Well, we’ll have to leave it there. We wish you great success with this new REIT on the NASDAQ, and I’m sure there’s going to be a lot of interest from investors.

William Kahane: Thank you, Carmen, very much for your time.

Carmen Roberts: And our guest today on the NASDAQ CEO Signature Series, Bill Kahane, President and Chief Executive Officer of American Realty Capital Trust. I’m Carmen Roberts. Thank you for watching.